UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                           ----------------------

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 10)*

                                FAULDING INC.
                              ----------------
                              (Name of Issuer)

                   Common Stock (par value $0.01 per share)
                   ----------------------------------------
                        (Title of Class of Securities)

                                 312024 10 2
                               --------------
                               (CUSIP Number)

                              Josephine Dundon
                        c/o F.H. Faulding & Co. Limited
                             115 Sherriff Street
                        Underdale, South Australia 5032
                                  Australia
                               011-618-8205-6500
              ---------------------------------------------
              (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                                June 30, 1997
                         -----------------------------
                         (Date of Event which Requires
                            Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box / /.

     Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(A) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

     F.H. Faulding & Co. Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*: (a)   /  /
                                                        (b)   /  /

3.   SEC USE ONLY:

4.   SOURCE OF FUNDS*:
     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e):   /   /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     Australia

-----------------|       7.      SOLE VOTING POWER:
NUMBER OF SHARES |               14,283,820
                 |
BENEFICALLY      |       8.      SHARED VOTING POWER:
                 |
OWNED BY EACH    |
                 |       9.      SOLE DISPOSITIVE POWER:
REPORTING PERSON |               14,283,820
                 |
WITH             |      10.      SHARED DISPOSITIVE POWER:
-----------------|


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     15,848,770 (includes 1,564,950 shares issuable upon conversion of the Issuer's Class B Preferred Stock)

12.  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*:

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     73.2%

14.  TYPE OF REPORTING PERSON*:
     CO

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

     Faulding Holdings Inc.
     Fed. Emp. ID No. 52-1597982

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*: (a)   /  /
                                                        (b)   /  /

3.   SEC USE ONLY:

4.   SOURCE OF FUNDS*:
     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e):   /   /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     Delaware

-----------------|       7.      SOLE VOTING POWER:
NUMBER OF SHARES |               14,283,820
                 |
BENEFICALLY      |       8.      SHARED VOTING POWER:
                 |
OWNED BY EACH    |
                 |       9.      SOLE DISPOSITIVE POWER:
REPORTING PERSON |               14,283,820
                 |
WITH             |      10.      SHARED DISPOSITIVE POWER:
-----------------|

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     15,848,770 (includes 1,564,950 shares issuable upon conversion of the Issuer's Class B Preferred Stock)

12.  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*:

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     73.2%

14.  TYPE OF REPORTING PERSON*:
     CO

* SEE INSTRUCTIONS BEFORE FILLING OUT. INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

This Statement amends and supplements the Statement on Schedule 13D dated
June 3, 1985 and filed with the Securities and Exchange Commission on behalf of Faulding Holdings Inc., a Delaware corporation ("Holdings"), as amended by Holdings and F.H Faulding & Co. Limited, a corporation organized under the laws of the State of South Australia, Commonwealth of Australia (the "Parent"), by Amendment Nos. 1-9 thereto (the "Schedule 13D"), relating to the Common Stock, par value $0.01 per share (the "Common Stock"), of Faulding Inc., a Delaware corporation (the "Issuer"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the respective meanings assigned to such terms in the Schedule 13D.


Item 3.   Source and Amount of Funds or Other Consideration.

          Item 3 is hereby amended and supplemented by adding thereto the following:

          No funds are required to effectuate the conversion into Common Stock of the Issuer's Class A Preferred Stock held by Holdings.

Item 4.   Purpose of Transaction.

          Item 4 is hereby amended and supplemented by adding thereto the following:

          Effective June 30, 1997, Holdings converted its 834,188 shares of Class A Preferred Stock into Common Stock (the "Conversion") in accordance with the terms of the Class A Preferred Stock. The Conversion was effected by Holdings because the Issuer would have had the right to redeem the Class A Preferred Stock on or after December 1, 1997.

          The 834,188 shares of Class A Preferred Stock were converted into 5,005,128 shares of Common Stock.

Item 5.   Interest in Securities of the Issuer.

          Item 5 is hereby amended and supplemented by adding thereto the following:

          (a) The number of issued and outstanding shares of Common Stock of the Issuer is 20,099,688. The aggregate number and percentage of the class of securities identified in Item 1 beneficially owned by each person named in Item 2 as of the date hereof is as follows:

               (i) Holdings beneficially owns 15,848,770 shares of Com-mon Stock, including 1,564,950 shares issuable upon conversion of its 150,000 shares of Class B Preferred Stock. Assuming the conversion of its B Preferred Stock, Holding's ownership would be approximately 73.2% of the Issuer's then issued and outstanding shares of Common Stock.

               (ii) Mr. Piper, a Director of the Parent, beneficially owns 500 shares of Common Stock of the Issuer, which shares comprise approximately 0.002% of the Issuer's issued and outstanding shares of Common Stock.

          (b) The number of shares of Common Stock as to which each person listed in paragraph (a) above has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition of, or shared power to dispose or direct the disposition of, is as follows:

               (i) Holdings currently has the sole power to vote, direct the voting of, dispose of and direct the disposition of 14,283,820 shares of the Issuer's Common Stock as of the date hereof. These shares comprise approximately 71.1% of the Issuer's issued and outstanding Common Stock.

               (ii) Mr. Piper has the sole power to vote, direct the voting of, dispose of and direct the disposition of all 500 of the shares of Common Stock that he beneficially owns.


          (c) Other than as reported herein, Holdings is not aware of any transaction in the Common Stock of the Issuer during the past sixty days by any persons named in response to paragraph (a) above.

          (d)  None.

          (e)  Not applicable.

                                   SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED: July 7, 1997

                                        F.H. FAULDING & CO. LIMITED


                                        By:  /s/ Edward D Tweddell
                                             Edward D. Tweddell
                                             Group Managing Director



                                        FAULDING HOLDINGS INC.


                                        By:  /s/ Josephine M. Dundon
                                             Josephine M. Dundon
                                             Vice President